Mail Stop 4561

July 26, 2007

Adam Radly
233 Wilshire Boulevard, Suite 400
Santa Monica, CA 90401

> **Re: Inova Technology, Inc.**
> **Form 8-K Filed June 26, 2007**
> **File No. 000-27397**

Dear Mr. Radly:

We have reviewed your amendment filed June 26, 2007 and have the following additional comment. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.**

Form 8-K

1. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K filed on June 26, 2007.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant